Filed Pursuant to Rule 433

Registration Statement No. 333-168127

October 13, 2010

NetSpend Holdings, Inc.

Issuer Free Writing Prospectus

Recent Developments

On October 12, 2010, MetaBank publicly disclosed that the Office of Thrift Supervision (“OTS”) issued a Supervisory Directive on October 6, 2010, which clarified and supplemented an initial Supervisory Directive issued to MetaBank on August 31, 2010 (collectively, the “OTS Directives”).  MetaBank is our preferred issuing bank, and as of June 30, 2010, approximately 71% of our active cards were issued through MetaBank.  The OTS Directives require MetaBank to discontinue offering its iAdvance product, based on a determination by OTS that MetaBank engaged in unfair or deceptive acts or practices in connection with its operation of the iAdvance program. In addition, MetaBank announced that the OTS Directives will require MetaBank to obtain prior written approval of OTS to, among other things, enter into any new third party relationship agreements concerning any credit or deposit product (including prepaid access), or materially amend any such existing agreements or publicly announce any new third party relationship agreements or material amendments to existing agreements.  MetaBank further indicated that it cannot predict whether OTS will address other compliance and supervisory matters, or the effect on MetaBank’s results of operations or financial condition of any such OTS actions, although OTS has informed MetaBank that it will address in the future OTS’s expectations with respect to reimbursement of borrowers under the iAdvance program.  Future actions by OTS could seek to address other concerns that MetaBank indicated were factors leading to the OTS Directives, including MetaBank’s third-party relationship risk, enterprise risk management and rapid growth.   We are not in communication with OTS on these matters, and our information is limited to the information that is publicly disclosed and provided to us by MetaBank.

MetaBank has informed us that it expects to continue to service its existing third party relationship agreements, which would include our card program management agreement, consistent with their terms and the OTS Directives.  If, as a result of these or further OTS actions, MetaBank is unable to continue to service our existing needs or support our future growth, we may be forced to move our cards issued through MetaBank to one of our other issuing banks or another provider of these bank services.  In addition, if any other material adverse event were to affect MetaBank or one or more of our other issuing banks, including a significant decline in their financial condition, a decline in the quality of their services, loss of deposits, their inability to comply with applicable banking and financial service regulatory requirements, systems failure or their inability to pay us fees, or if we were to lose MetaBank or one or more of our other issuing banks as an issuing bank, we would be forced to find an alternative provider of these critical banking services. Furthermore, as our issuing banks have appointed us and our distributors as their agents for purposes of providing services in connection with our prepaid debit cards in various states, the termination of our relationship with one or more of our issuing banks would force us and our distributors to cease offering prepaid debit cards and related services to the extent that we rely on our status as an agent of our issuing banks in order to do so. We may not be able to find a replacement bank on terms that are acceptable to us or at all. Any change in our issuing banks could disrupt our business or result in arrangements with new banks that are less favorable to us than those we have with our existing issuing banks, either of which could have a material adverse impact on our results of operations and our financial condition. In addition, under our arrangements with our issuing banks, we have agreed upon sharing of certain revenues, costs and expenses. Changes in these arrangements could have a material adverse impact on our results of operations.

We do not expect that the discontinuation of the iAdvance product will have a material impact on our financial condition or results of operations.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements that are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry.  The forward-looking statements are subject to various risks and uncertainties.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should, “ “may,” “could,” “would,” “plans,” “predicts,” “potential,” and similar expressions, as well as other words or expressions referencing future events, conditions, or circumstances.  Those statements include, among other things, the discussions of the Company’s business strategy and expectations concerning the Company’s market position, future operations, financial position and the impacts on the Company of competition and regulatory changes.  The Company cautions you that reliance on any forward-looking statement involves risks and uncertainties and that although the Company believes that the assumptions on which the forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to:

•      the Company’s dependence on a limited number of distributors of its products;

•      increasing competition in the prepaid card industry;

•      exposure to cardholder and other losses;

•      the Company’s reliance on its relationships with its issuing banks;

•      regulatory, legislative and judicial developments in the Company’s operations area;

•      changes in regulations impacting interchange fees;

•      changes in credit card association or network rules;

•      the Company’s ability to protect against unauthorized disclosure of cardholder data;

•      fluctuations in customer retention rates;

•      general economic conditions;

•      the Company’s ability to promote its brand;

•      the Company’s reliance on payment processors and service providers;

•      changes in the Company’s relationships with its issuing banks; and

•      the Company’s ability to protect its intellectual property rights.

These and other factors are more fully discussed in the preliminary prospectus contained within the Registration Statement.  In light of these and other uncertainties, you should not conclude that the Company will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements.  Except as required by law, the Company does not intend to update any of these forward-looking statements to reflect future events or circumstances.

The Company has filed the Registration Statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in the Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Copies of the preliminary prospectus related to the offering may also be obtained from the prospectus department of Goldman, Sachs & Co., 200 West Street, New York, NY 10282, Attn: Prospectus Department, (212) 902-1171, (866) 471-2526 (toll-free), (212) 902-9316 (fax) or BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department, (866) 500-5408 (toll-free) or email dg.prospectus_requests@baml.com. In addition, a prospectus relating to this offering is available by clicking on the following link - http://www.sec.gov/Archives/edgar/data/1496623/000104746910008409/a2199475zs-1a.htm.